Exhibit 12.1

REXFORD INDUSTRIAL REALTY, INC.
Statement of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
(in thousands, except ratios)

	Rexford Industrial Realty, Inc.				Rexford Industrial Realty, Inc. Predecessor
	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Period from July 24, 2013 to December 31, 2013	Period from January 1, 2013 to July 23, 2013	Year Ended December 31, 2012
Earnings
Add:
Income (loss) from continuing operations before adjustment for income or loss from equity investees	$24,425	$1,857	$(1,141)	$(1,102)	$(7,279)	$(8,436)
Fixed charges (see below)	18,678	9,361	6,534	1,791	9,415	16,950
Amortization of capitalized interest(1)	12	—	—	—	—	—
Distributed income of equity investees	5,530	—	1,689	—	—	—
Subtract:
Preferred dividends	(1,983)	—	—	—	—	—
Capitalized interest	(1,653)	(754)	(42)	—	—	—
Earnings	$45,009	$10,464	$7,040	$689	$2,136	$8,514

Fixed Charges
Interest expense	14,848	8,453	6,400	1,763	9,395	16,875
Preferred dividends	1,983	—	—	—	—	—
Capitalized interest	1,653	754	42	—	—	—
Rental expense at computed interest factor(2)	194	154	92	28	20	75
Fixed charges	$18,678	$9,361	$6,534	$1,791	$9,415	$16,950

Consolidated ratio of earnings to fixed charges and preferred stock dividends	2.41	1.12	1.08	0.38	0.23	0.50
Inadequate amount	$—	$—	$—	$(1,102)	$(7,279)	$(8,436)

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs capitalized.

(2)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.